29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

March 30, 2009

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               THQ Inc.

Form 10-K for the Fiscal Year Ended March 31, 2008

Filed May 28, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 6, 2008

Form 10-Q for the Quarterly Period Ended December 31, 2008

Filed February 5, 2009

File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our response letter dated February 27, 2009 in connection with the above-referenced filings, as contained in your letter dated March 17, 2009 (the “Letter”).

We understand that the purpose of your review is to assist us in enhancing the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to enhance and/or explain the disclosures contained in the above-referenced filings.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

Comment:

1.               We note your response to our prior comment 1.  However, as games developed from the WWE license accounted for over 25% of your total net sales in fiscal 2008, as well as accounting for over 15% of your total net sales from at least fiscal year 2004 through 2007, this agreement appears to constitute a contract upon which your business is substantially dependent, and is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.  The consistency of the importance of games developed from the WWE license to your total net sales over a course of years appears to demonstrate that the filing of this license agreement does not require a prospective determination of materiality, nor that the importance of games developed from this license will seasonally vary.  Please file this agreement, or advise us as to why you continue to believe that this agreement is not required to be filed.

Response:

We continue to believe that the license agreement with WWE is not required to be filed under Item 601(b)(10) of Regulation S-K.  We acknowledge that an agreement representing 25% of our sales is significant to our business.  As such, we have included disclosure regarding the license agreement with WWE in our periodic filings.  However, this agreement represents the ordinary business of THQ such that under Item 601(b)(10)(ii) it need not be filed as an exhibit unless the agreement is one upon which THQ is substantially dependent.  As discussed below, we do not believe that we are “substantially dependent” on the WWE license agreement.

While we agree that a customer that accounts for 25% of an issuer’s sales is a material customer that must be disclosed on the basis that it is a significant contributor to sales, the relationship with WWE clearly does not reflect the substantial amount of our business.  Likewise, for purposes of Item 601(b)(10)(ii)(B), we believe the word “dependent” must be afforded substantive meaning.  To be “dependent” on something is to have no other reasonable recourse.  The current situation is not one involving, for example, a key patent upon which our company is based nor does it involve a special financing relationship that could not be replaced in this current economic environment.  The WWE license agreement is a single contract that accounts for a fraction of our business.  Although that fraction is significant, our business is not dependent on the WWE contract.  Indeed, in an industry that knows all too well the impact of fads on consumer spending for interactive entertainment software products, we expect and plan for variation from year to year in the revenues from specific games.

While we agree that the WWE license agreement is an important contract that must be disclosed and updated for our investors, we do not believe we are required to file an agreement that neither represents the substantial amount of our sales, nor reflects a dependency on only a single source.  Should you like to discuss this further, we would welcome the opportunity to arrange a conference call at your convenience with us and our outside counsel.

Item 1A. Risk Factors, page 9

Comment:

2.               In your response to prior comment 3, you disclose that your current license with Disney•Pixar includes the properties “Ratatouille”, “WALL•E”, “Up” and the next wholly-owned Pixar film following “Up”.  You also disclose that the current license specifically excludes sequels to properties that are not one of those four films, such as any sequel to “Toy Story.”  Since the license is specific to those four properties, THQ was competing with Disney Interactive Studios, as well as other publishers, for the rights to “Toy Story 3.”  You further state that you believe your current risk factor sufficiently addresses your situation with licensors, and that if there are specific instances in which licensors do not renew a license to develop games, or do not grant future licenses based upon their properties, you will address that issue.  However, considering that in a competitive bidding process, you were not granted the rights for a future licensed property with a current key licensor, i.e. the “Toy Story 3” property of Disney•Pixar, this should be disclosed in your risk factor.  Also, in future filings please enhance your disclosure in this risk factor to address the nature of your current license with Disney•Pixar, as you discussed in your response to our prior comment.

Response:

As we stated in our prior response, the referenced risk factor was intended only to address the risk of a licensor not renewing our license to publish games based upon their properties that are currently licensed to us.  To date, internal development efforts by our current licensors has not affected our licenses related to the properties that are licensed to us.  In future filings, we will enhance our disclosure in Item 1, Business, to clarify that licensors generally do not grant exclusive output agreements for all of their properties with any one publisher.  We will address the nature of our current license with Disney•Pixar, as we discussed in our response to your prior comment, as well as the nature of other licenses, as appropriate.  We will also enhance our risk factors to disclose the fact that as licensors increase their internal development capabilities, they may not grant additional licenses to us that we bid for, such as “Toy Story 3.”

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 6. Exhibits, page 39

Exhibit 10.1

Comment:

3.               We note your responses to our prior comments 11 and 20, and also your recently filed request for confidential treatment for certain exhibits.  Comments, if any, related to such request will be provided promptly under separate cover.  Please be advised that we must resolve all issues concerning the confidential treatment request prior to completion of our review of your Form 10-K for the fiscal year ended March 31, 2008.

Response:

Thank you for advising us with respect to this matter.  We understand and acknowledge that we must resolve all issues concerning the confidential treatment request prior to completion of your review of our Form 10-K for the fiscal year ended March 31, 2008.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 5. Goodwill, page 11

4.               We note in your response to our prior comment 19, and your disclosures in your Form 10-Q for the quarterly period ended December 31, 2008, that based on a combination of factors, including the decline in the Company’s market capitalization below the carrying value of the Company’s net assets and the unfavorable macroeconomic conditions and uncertainties, you concluded that during the quarter ended December 31, 2008, there were sufficient indicators that required the Company to perform an interim goodwill impairment analysis, which resulted in an impairment charge of $118.1 million, representing the entire amount of your previously recorded goodwill.  Considering the economic environment and the Company’s market capitalization at the time you filed your September 30, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations.  Tell us how you considered providing disclosure in the September 30, 2008 Form 10-Q that addressed the existence of negative factors that may have impacted the recoverability of your goodwill.  In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment.  Please Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

Considering the economic environment and the Company’s market capitalization at the time we filed our September 30, 2008 10-Q, we believe that the risk factors and trends disclosed addressed the potential negative factors which existed at the time of our filing and were reasonably likely to have a material impact on our results of operations.  Specifically, we believe the sections of our September 30, 2008 10-Q outlined below addressed the trends and risk factors which ultimately contributed to the impairment of goodwill during the latter half of our quarter ended December 31, 2008, which is our most significant quarter based on the seasonality of our business.

On page 25 of our September 30, 2008 10-Q: Trends Affecting Our Business

Weakness in Kids Business.  Growth in the kids licensed business has slowed considerably and the business has become less profitable. Beginning in fiscal 2008, sales of games based on our Nickelodeon license began to decline and in fiscal 2009 we expect Nickelodeon sales to be below 10% of our net sales for the first time in more than five years.  In fiscal 2009, sales of WALL•E have been lower than sales of Ratatouille in fiscal 2008.  We believe that consumers have shifted purchases from traditional licensed entertainment-based games to more family entertainment on the Nintendo platforms, and games that tap into mass-market trends such as music games.

General Economic Conditions.  We expect lower net sales and operating income in fiscal 2009 as compared to fiscal 2008, partly due to the macroeconomic environment, which began to impact our sales in certain international territories at the end of our second fiscal quarter.  We now expect more conservative consumer spending during the holiday quarter, brought on by the slowing global economy.  Additionally, due to the weak economic conditions and tightened credit environment, some of our retailers and distributors may not have the same purchasing power, leading to lower purchases of our games for placement into distribution channels.

On page 37 of our September 30, 2008 10-Q: Item 1A. Risk Factors

Changes in our decisions with regard to our announced business realignment, and other factors, could affect our results of operations and financial condition.

Factors that could cause actual results to differ materially from our expectations with regard to our announced business realignment include:

•                  timing and execution of plans and programs, including reductions in workforce and future dispositions;

•                  new business initiatives and changes in our product strategy; and

•                  changes in product demand and the business environment.

The global economic downturn could result in a reduced demand for our products and increased volatility in our stock price.

Current uncertainty in global economic conditions pose a risk to the overall economy as consumers and retailers may defer or choose not to make purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products.  Additionally, due to the weak economic conditions and tightened credit environment, some of our retailers and distributors may not have the same purchasing power, leading to lower purchases of our games for placement into distribution channels.  Consequently, demand for our products could be materially different from THQ’s expectations, which could negatively affect our profitability.

In addition, periods of economic uncertainty and changes may result in increased volatility in our stock price.

We believe these trends and risk factors combined with our disclosures related to the critical accounting estimates used in the evaluation of goodwill, sufficiently addressed the existence of negative factors that may have impacted the recoverability of our goodwill and could lead to an impairment.  For example, our disclosure related to critical accounting estimates discusses the fact that our estimates used in evaluating goodwill for impairment “can be affected by a variety of factors, including, but not limited to, significant negative industry or economic trends…and significant underperformance relative to expected historical or projected future operating results”.  At the time of the filing of our September 30, 2008 10-Q, we did not believe a separate risk factor linking the potential impact of the risks and trends on our critical accounting estimates was necessary.

The Company believes that our responses herein satisfy the Staff’s requests set forth in the Letter.  THQ will revise future filings as provided above.

Please direct any additional questions or comments to me at (818) 871-8542.  My fax number is (818) 871-8742.

Very truly yours,

/s/ Sheryl Kinlaw

Sheryl Kinlaw

Senior Counsel / Securities Counsel

cc:           Brian J. Lane,  Gibson, Dunn & Crutcher LLP